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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            HANOVER FOODS CORPORATION
              -----------------------------------------------------
                              (Name of the Issuer)

                            HANOVER FOODS CORPORATION
              -----------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Class A Common Stock, $25.00 Par Value
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    41078W100
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                John A. Warehime
                 Chairman, President and Chief Executive Officer
                            Hanover Foods Corporation
                         1486 York Street, P.O. Box 334
                        Hanover, Pennsylvania 17331-0334
                                 (717) 632-6000
              -----------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             Alan H. Lieblich, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                                 (215) 569-5500

         This statement is filed in connection with (check the appropriate box):

         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. / / The filing of a registration statement under the Securities Act of 1993.

         c.  /X/  A tender offer.

         d.  / /  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

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Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                               CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation:                                    Amount of Filing Fee
-------------------------------------------------------------------------------
$94,058*                                                              $20.00**
-------------------------------------------------------------------------------
____________________________

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $131.00 per share for the eligible shares of Class A common stock, multiplied by 718, the estimated maximum number of shares to be purchased in the offer.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to
      Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder.


/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A





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                                  INTRODUCTION

         Hanover Foods Corporation (the "Company") is offering to purchase for cash (the "Offer") all of its Class A common stock, $25.00 par value per share (the "Class A Common Stock"), held of record as of the close of business on November 22, 2004 (the "Record Date") by persons owning 15 or less shares of Class A common stock at such time. The Offer is being made pursuant to an offer to purchase (the "Offer to Purchase"), dated December 2, 2004, which is attached hereto as Exhibit (a)(2)(ii). The Offer is an "odd-lot tender offer" pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, because the Offer has a reasonable likelihood or a purpose of causing the Class A Common Stock to be held of record by fewer than 300 persons, the Offer is a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Exchange Act. As a result, the Company is hereby filing this Schedule 13E-3 as required under the Exchange Act.

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in "Summary of Terms" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Hanover Foods Corporation. The Company's principal executive office is located at 1486 York Street, Hanover, Pennsylvania 17331-0334 and its telephone number is (717) 632-6000.

         (b) The Company's Class A Common Stock, $25.00 par value per share, is the subject class of equity securities of this
                  Schedule 13E-3. As of November 22, 2004, 287,996 shares of Class A Common Stock were issued and outstanding.

         (c) The information set forth in "Information About the Company--Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Information About the Company--Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

         (e) During the past three years, the Company has not made any underwritten public offering of the Class A Common Stock.

         (f) The information set forth in "Special Factors--Stock Repurchase Plan" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person for this Schedule 13E-3. The information set forth in "Management Information--Directors" and "Management Information--Executive Officers Who Are Not Also Directors" of the Offer to Purchase is incorporated herein by reference. The business address and telephone number for the Company and each person specified in Instruction C to
                  Schedule 13E-3 is: 1486 York Street, P.O. Box 334, Hanover, Pennsylvania 17331-0334, (717) 632-6000.

         (b)      Not applicable.

         (c) The information set forth in "Management Information-- Directors" and "Management Information--Executive Officers Who Are Not Also Directors" of the Offer to Purchase is incorporated herein by reference.



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ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors" and "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The Offer is an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Exchange Act. In addition, the information set forth in "Summary of Terms," "Questions and Answers--Am I eligible to participate in the offer?" and "Terms of the Offer--General" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Terms of the Offer--No Dissenters' or Appraisal Rights" and "Terms of the Offer--No Shareholder Vote" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in "Special Factors--Effects of the Offer on Unaffiliated Shareholders" and "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(c) The information set forth in "Special Factors--Our Reasons for Pursuing the Offer As Opposed to Other Alternatives", "Special Factors--Recent Transactions, Negotiations and Contacts" and "Special Factors--Stock Repurchase Plan" of the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth in "Special Factors--Stock Repurchase Plan" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) All shares of Class A Common Stock purchased in the Offer will become treasury shares. The information set forth in "Special Factors--Effects of the Offer Generally" and "Special Factors--Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer," "Special Factors--Effects of the Offer Generally" and "Special Factors--Plans After Completing the Offer" of the Offer to Purchase is incorporated herein by reference.

         Except as otherwise provided in the Offer to Purchase, there are no plans, proposals or negotiations that would result in:

         (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

         (iv) any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract, if any, of any executive officer;

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         (v)      any other material change in the Company's corporate structure or business; or

         (vi) any change in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors--Purposes of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Special Factors--Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Summary of Terms," "Questions and Answers," "Special Factors--Purposes of the Offer" and "Special Factors--Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Summary of Terms," "Questions and Answers" and "Special Factors" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(f) The information set forth in "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders", "Special Factors--Shareholder Approval and Appraisal Rights" and "Special Factors--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information set forth in "Special Factors--Fairness of the Offer" and "Special Factors--Our Position as to the Fairness of the Offer to Unaffiliated Shareholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Terms of the Offer--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in "Terms of the Offer--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

         (d)      Not applicable.


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ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in "Management Information--Security Ownership of Directors and Executive Officers and Other Beneficial Owners" of the Offer to Purchase is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth in "Special Factors--Effects of the Offer on Affiliates as Shareholders" of the Offer to Purchase is incorporated herein by reference. The Offer is not subject to a shareholder vote.

         (e) No executive officer, director or affiliate of the Company has made any recommendation to holders of shares of Class A Common Stock either in support of or opposition to the Offer.

ITEM 13. FINANCIAL STATEMENTS.

         (a)-(b) The information set forth in "Summary Consolidated Financial Information" and "Where You Can Find Additional Information" of the Offer to Purchase is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The Company has not retained, employed compensated or used any third party to act as its agent or otherwise provide services with respect to the Offer. Neither the Company nor any of its affiliates has been authorized to make any recommendation in respect of the Offer.

         (b) Tenders may be solicited by directors, officers and employees of the Company, in person, by telephone or through other forms of communication. Directors, officers and employees of the Company will not receive any additional compensation for such solicitation. Additionally, employees of the Company may perform administrative tasks in connection with the Offer, and they will not be separately compensated for such services.

ITEM 15. ADDITIONAL INFORMATION.

         (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(a)(1)(i)                                 Letter of Transmittal

(a)(1)(ii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iii)                               Form of Letter to Clients

(a)(1)(iv) Instruction Form for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)                                 Form of Notice of Guaranteed Delivery

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EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(a)(2)(i)                                 Offer Cover Letter

(a)(2)(ii)                                Offer to Purchase

(c)(1)                                    Appraisal prepared by Gocial Gerstein
                                          LLC as of September 30, 2004

(c)(2)                                    Fairness Opinion prepared by Ryan Beck
                                          & Co., Inc.

(c)(3)                                    Transaction Review prepared by Ryan
                                          Beck & Co., Inc.

(c)(4)                                    Appraisal prepared by Gocial Gerstein
                                          LLC as of June 30, 2004

(g)                                       Written Instructions




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 HANOVER FOODS CORPORATION




                                 By:   /s/ Gary Knisely
                                       ----------------------------------------
                                       Name:  Gary Knisely
                                       Title: Chief Financial Officer, Counsel,
                                              Executive Vice President and
                                              Secretary


Dated:        December 6, 2004